EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq")

April 30, 2018

To:
Israel Securities Authority
Tel Aviv Stock Exchange Ltd.

Re:  Midroog Ltd. reaffirms Bezeq’s debentures (Series 6, 7, 9, 10) Aa2.il rating; Stable Outlook

Bezeq announced that it received notice from Midroog Ltd. that it retains the current credit rating of Bezeq’s debentures (Series 6, 7, 9, 10) (Aa2.il); with stable outlook.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a short summary translation of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.